Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 7,260,000,000 shares
Subscribed and Paid In Capital: R$ 75,000,000,000.00 –5,530,832,681 shares

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MARCH 26, 2015

DATE, TIME AND PLACE:  On March 26, 2015 at 7:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM:  All elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to the powers granted to it by the Corporate Bylaws, the Board of Directors approves the convening of the Extraordinary General Meetings and the Annual General Meeting, the Stockholders being invited to meet on April 29, 2015, in the auditorium of the Centro Empresarial Itaú Unibanco, in order to adopt the resolutions on the following matters:

I- In an Annual General Meeting, to be held at 3:00 p.m.

1. to acknowledge the Management and Independent Auditors Reports, the opinion of the Fiscal Council and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the year ended December 31, 2014;

2. to decide the allocation of the net income for the fiscal year;

3. to establish the number of members making up the Board of Directors and to elect members of the Board of Directors and the Fiscal Council for the next annual term of office; and

4. to decide on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A.OF MARCH 26, 2015 (7:00 P.M.)	page 2

II- In an Extraordinary General Meeting, to be held at 3:05 p.m.

1. to increase the subscribed and paid in capital stock in the amount of R$ 10,148,000,000.00 (ten billion, one hundred and forty-eight million reais), the said capital stock increasing from R$ 75,000,000,000.00 (seventy-five billion reais) to R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight reais), through the capitalization of values posted to the Revenue Reserves – Statutory Reserves;

1.1. to effect the bonus in shares at the ratio of 10% (ten percent), the increase in the capital stock to be executed through the issue of 553,083,268 (five hundred and fifty-three million, eighty-three thousand, two hundred and sixty-eight) shares, being 277,003,654 (two hundred and seventy-seven million, three thousand, six hundred and fifty-four) common and 276,079,614 (two hundred and seventy-six million, seventy-nine thousand, six hundred and fourteen) preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) share of the same type for every 10 (ten) shares held, the shares held as treasury stock also to enjoy bonus rights;

1.2. the purpose is to increase the liquidity of the shares as a result of the adjusted value of their market quotation, given that trading at a more accessible level together with a larger number of shares in the market, potentially creates more transactions and a higher financial volume, thus creating stockholder value. The new shares to be issued shall be distributed free of charge and will benefit stockholders proportionally to their shareholding stake held prior to the bonus;

1.3. the Company shall announce the baseline ex-bonus rights date to the market once authorization from the Central Bank of Brazil (“BACEN”) is received. Consequently, until this date is announced in due course, the Company’s shares shall continue to be traded with bonus rights and only after this date, shall be traded ex-bonus;

1.4. the new bonus shares shall be entitled in full to dividend payouts that may be declared following the date of inclusion of these shares in the stockholders’ position, as described in item 1.3 above, under the same conditions as the Company’s common and preferred shares as applicable;

1.5. the monthly dividends shall be maintained at R$ 0.015 per share, such that the total amounts paid monthly by the Company to the Stockholders shall be increased by 10% (ten percent), following inclusion of the bonus shares in the shareholding position. The minimum annual dividend guaranteed for preferred shares shall also be maintained at R$0.022 per share;

1.6. the bonus shall always be effected in whole numbers. Following approval by BACEN, the Company shall establish a period of no less than 30 (thirty) days for those stockholders wishing to transfer share fractions arising from the bonus, pursuant to Paragraph 3, Article 169 of Law 6.404/76. This period having elapsed, eventual remaining fractional amounts of shares shall be separated, grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the resulting net value released to the stockholders registered as owners of these share fractions. The Company shall notify greater details on the said procedures in due course;

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1.7. the cost attributed to the bonus shares is R$ 18.348050984612 per share for the purposes of the provision in Paragraph 1, Article 47 of the Brazilian Internal Revenue Service Normative Instruction 1.022/10 as well as in Sole Paragraph, Article 10 of Law 9,249/95;

1.8. in the international market simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the United States market (ADR – American Depositary Receipt) and the Argentine market (CEDEAR – Argentine Depositary Certificate) shall also receive a 10% (ten percent) bonus, investors to receive 1 (one) new ADR/CEDEAR for every 10 (ten) ADRs/CEDEARs of which they were holders on the baseline date; thus the ADRs/CEDEARs shall continue to be traded in the proportion  of 1 (one) preferred share of the Company to 1 (one) ADR/CEDEAR;

2. to increase the authorized capital limit in the same proportion as the bonus of 10% in shares such that the Company be authorized to increase the capital stock upon the decision of the Board of Directors, irrespective of statutory amendment, up to the limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common shares and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares;

3. to amend the wording of Article 3 (caption sentence and item 3.1.) of the Corporate Bylaws in order to register the new composition  of the capital stock and the new limit of the authorized capital; and

4. to consolidate the Corporate Bylaws with the amendments mentioned above under item “3” as proposed herein.

III- In an Extraordinary General Meeting to be held at 3:10 p.m.

1. to amend and consolidate the Company’s Stock Option Plan (“Plan”) in order to (a) exclude the provisions covering the grant of partners’ options such that the Plan is amended to provide only for the grant of simple options; (b) provide that eventual adjustments to the stock options grants be approved by the People Committee which shall report these adjustments to the Board of Directors; and (c) other textual improvements. The proposal presented herein consolidates the amendments in the said Plan;

2. to amend articles 9 (caption sentence and the items 9.1 and 9.2) and 10 (caption sentence and other items) of the Corporate Bylaws, with the purpose of adjusting their wording to the new composition of the Board of Officers, in the light of the changes in the organizational structure, through the increase in the limit of positions, the creation of the position of General Director and the execution of the necessary adaptations in the disciplines relative to the Board of Officers and representation of the Company; and

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3. to consolidate the Bylaws with the amendments mentioned in item “2” above, as proposed herein.

Finally, to propose that the publication of the minutes of the Extraordinary General Meetings and the Annual General Meeting of April 29, 2015 be drafted omitting the names of the attending stockholders as permitted under Paragraph 2, Article 130 of Law 6.404/76.

The pertinent Convening Notice to the Extraordinary General Meetings and the Annual General Meeting and the “Stockholders’ Meeting Manual” shall be announced to the Market on March 27, 2015.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read approved and signed by all. São Paulo (SP), March 26, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

São Paulo (SP), March 26, 2015.

MARCELO KOPEL
Investor Relations Officer

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 7,986,000,000 shares
Subscribed and Paid In Capital: R$ 85,148,000,000.00 – 6,083,915,949 shares

PROPOSED CORPORATE BYLAWS (3.05 p.m.)

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 85,148,000,000.00 (eighty-five billion, one hundred forty-eight million reais), represented by 6,083,915,949 (six billion, eighty-three million, nine hundred and fifteen thousand, nine hundred and forty-nine) book entry shares, with no par value, being 3,047,040,198 (three billion, forty-seven million, forty thousand, one hundred and ninety-eight) common and 3,036,875,751 (three billion, thirty-six million, eight hundred and seventy-five thousand, seven hundred and fifty-one) preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of  Law 6,404/76, the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

MINUTES OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 26, 2015.
CORPORATE BYLAWS PROPOSAL (3:05 P.M.)	page 2

3.4.
Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

3.5.
Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

b)	decisions with respect to the management report and the Board of Officers’ accounts;

c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d)	appoint, elect and remove members of the Board of Directors;

e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the  company;

f)	decide on retained profits or the constitution of reserves; and

g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.

5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

5.2.
Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

MINUTES OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 26, 2015.
CORPORATE BYLAWS PROPOSAL (3:05 P.M.)	page 3

Article 6 - BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.	The positions of chairman of the Board of Directors and of Chief Executive Officer or principal executive of the corporation shall not be held by the same person.

6.2.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.3.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

6.4.
The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.5.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.6.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.	It is incumbent on the Board of Directors:

I.	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV.
to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX.	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buy-back operations on a non-permanent basis;

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CORPORATE BYLAWS PROPOSAL (3:05 P.M.)	page 4

XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes;

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;

XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of this Board itself or professionals of recognized competence and outstanding knowledge, with  at least one of the members of this Committee, being designated a Financial Specialist, having proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

MINUTES OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 26, 2015.
CORPORATE BYLAWS PROPOSAL (3:05 P.M.)	page 5

7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.
The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his/her compensation for the function performed as a member of the latter body.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

8.1.1.
The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.

8.1.2.
The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

8.1.3.
The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:

I.
prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

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II.	supervise the implementation and operating of the compensation policy for the company’s members of management;

III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI.
examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII.
ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3.921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.
The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

8.5.
At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

9.1.
The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.

9.2.
In the case of absence or incapacity of any officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.

9.3.	Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted Officer.

9.4.	The officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

9.5.
A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.

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CORPORATE BYLAWS PROPOSAL (3:05 P.M.)	page 7

Article 10 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

10.1.
Two officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

10.2.	The company may also be represented, jointly, (i) by an officer and a proxy, or (ii) by two proxies.

10.2.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates.

10.2.2. The Board of Directors may examine or institute additional exceptions pursuant to sub-item 10.2.1.

10.2.3. In the appointment of proxies, the company shall be represented by two officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

10.3.
It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

10.4.	The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.

10.5.	It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.

Article 11 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

13.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

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13.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

13.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting.

Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

14.2.
If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.

15.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (item 14.1).

15.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

MINUTES OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MARCH 26, 2015.
CORPORATE BYLAWS PROPOSAL (3:05 P.M.)	page 9

15.3.
Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

15.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

15.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 of Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).

________________________________

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PLAN FOR GRANTING STOCK OPTIONS

1 PLAN’S OBJECTIVE AND GUIDELINES

1.1 Itaú Unibanco Holding S.A. (“Itaú Unibanco”) institutes a Stock Option Plan (Plan) for the purpose of integrating members of the Board of Executive Officers, members of the Board of Directors (“Management”), employees (“Employees”) either highly qualified or with high potential or performance and service providers (jointly, “Beneficiaries”) in the process of development of  Itaú Unibanco and its controlled companies (“Itau Unibanco Conglomerate”) over the medium and long term, permitting them to participate in the increased value that their work and dedication has added to the shares representing the capital of the Itaú Unibanco.

1.2	The stock options shall provide their respective holders with the right to subscribe preferred shares of Itaú Unibanco’s authorized capital stock pursuant to the conditions of the Plan.

1.3
At Itaú Unibanco’s discretion, the exercising of the options may correspond to a sale of shares held in treasury for further placement, applying for all effects the same discipline as called for in the Plan.

1.4	Each stock option shall give the right to subscribe one share.

1.5	The rules and operating procedures with respect to the Plan shall be governed by the People Committee, (“Committee”) reporting to the Board of Directors of Itaú Unibanco for the purposes of this Plan.

2 BENEFICIARIES OF THE STOCK OPTIONS

It shall be incumbent on the Committee to periodically designate the Beneficiaries to whom stock options shall be granted in the quantities it shall specify.

2.1	Stock options may also be granted to highly qualified individuals on being hired by Itaú Unibanco or its controlled companies.

2.2	The options may also be attributed to highly qualified people upon hiring,

2.3	The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.

2.4
It shall be incumbent on the Committee’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decisions at the first subsequent meeting of this body. This not being the case, the options granted by the Committee may be deemed to have been confirmed.

3 CONDITIONS AND ANNUAL LIMIT FOR GRANTING STOCK OPTIONS

3.1	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

STOCK OPTION PLAN	page 2

3.2
The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half percent) of the total shares of Itaú Unibanco that the majority and minority stockholders hold on the baseline date of the closing balance sheet of the same fiscal year.   For the purposes of evaluating excess of the limit, the quantity of options should be added to the shares granted within the scope of the  programs for compensation in shares of the Itaú Unibanco Conglomerate.

3.2.1
Should in a given fiscal year, the quantity of stock options granted be less than the limit of 0.5% of the total shares mentioned in 3.2, the difference may be added to the stock option grant in any one of the 7 (seven) subsequent fiscal years.

3.2.2
Pursuant to item 2.1 and 2.2, the grants for account of those options remaining from a given fiscal year, may be issued under the conditions of any of the series for that particular fiscal year or any subsequent fiscal year, in compliance with the term mentioned in 3.2.1.

4 QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1
The Committee shall decide the total quantity of options to be granted in relation to each fiscal year, at its discretion segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).

4.2	The Committee, at its discretion, may establish rules complementary to those of the Plan.

5 DISTRIBUTION OF THE OPTIONS AMONG THE BENEFICIARIES

5.1
The Committee shall select the Beneficiaries to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, performance of those eligible for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6 STRIKE PRICE

6.1
The strike price, to be paid to Itaú Unibanco shall be established by the Committee based on the average of the prices for Itaú Unibanco’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange was open for business, in the last three months of the year prior to the grant. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in its absence, by the index which the Committee shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA.

7 STOCK OPTIONS EXPIRY DATE

7.1	The options shall carry a term which the Committee shall set on granting them, being automatically extinguished at the end of the period.

7.2
The term of each stock option series shall begin on the date of the respective issue and expire at the end of a period which may vary between the minimum of 5 (five) years and the maximum of 10 (ten) years, as from the date of the grant of the issue.

7.3
The term of the stock options shall be extinguished, ipso jure, if their respective holders resign or their holders’ labor contract with the Itaú Unibanco Conglomerate is terminated. The Members of Management’s stock options shall be extinguished on the date on which the member ceases to exercise permanently their functions or in cases where there is a garden leave agreement, the options shall be extinguished on the initial date of this agreement. In the case of Employees, extinguishment shall occur on the date that the employee ceases to exercise permanently their functions or in cases where there is a garden leave agreement, the options shall be extinguished on the initial date of this agreement or on the date on which the labor contract was rescinded. The Committee may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to the performance of the Beneficiary.

STOCK OPTION PLAN	page 3

7.4	Extinguishment pursuant to item 7.3 shall not occur should:

7.4.1. Termination of the Employee occur simultaneously with their election to the position as a Member of Management or hiring as a service provider or employee for another position in the Itaú Unibanco Conglomerate; or

7.4.2. Termination of the Member of Management occurs simultaneously with their election as an Employee or hiring as a service provider or another statutory position in the Itaú Unibanco Conglomerate.

7.5	The Committee may, exceptionally and respecting the criteria established in the internal charter, determine the non-extinguishment of the options in the circumstances set forth in item 7.3.

7.6	Should the holder of the stock options die, the successors may exercise them up to expiry (item 7).

8 EXERCISING OF THE STOCK OPTIONS

8.1
Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated (item 8.2) and outside the blackout periods stipulated by the Committee (Item 8.4.).

8.2	The Committee shall establish the vesting period for each series on the date of issue, such period varying from 1 (one) and 7 (seven) years, as from the date of issue.

8.3	The vesting period shall extinguish upon the death of the holder of the options.

8.4	Under justified circumstances such as major market fluctuations or legal and regulatory restrictions, the Committee may suspend the exercising of the options.

8.5	The holder of more than one series of exercisable options may exercise all or only some such options, either totally or partially.

9 QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

9.1 In order to preserve the purpose of the Plan (item 1), the quantities of stock option grants and still not exercised, may be restated by the Committee at is discretion, when the level of Itaú Unibanco’s share price on the BM&FBOVESPA changes significantly due to decisions taken by Itaú Unibanco’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, in exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; or (e) other actions of a similar nature and relevance.

STOCK OPTION PLAN	page 4

10 AVAILABILITY OF ACQUIRED SHARES

10.1
The availability of the shares that the Beneficiary shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the Committee.

10.2
The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15, 1976.

11 OMISSIONS

It shall be incumbent on the Committee to decide cases not covered by the Plan, ad referendum of the Board of Directors.

_________________________

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 7,986,000,000 shares
Subscribed and Paid In Capital: R$ 85,148,000,000.00 – 6,083,915,949 shares

PROPOSAL FOR CORPORATE BYLAWS (3.10 P.M.)

Article 1 - DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the city of São Paulo and state of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 85,148,000,000.00 (eighty-five billion, one hundred forty-eight million reais), represented by 6,083,915,949 (six billion, eighty-three million, nine hundred and fifteen thousand, nine hundred and forty-nine) book entry shares, with no par value, being 3,047,040,198 (three billion, forty-seven million, forty thousand, one hundred and ninety-eight) common and 3,036,875,751 (three billion, thirty-six million, eight hundred and seventy-five thousand, seven hundred and fifty-one) preferred shares, the latter having no voting rights but with the following advantages: I - priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II - in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.
Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

3.3.
Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of  Law 6,404/76, the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

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3.4.
Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2. of these Bylaws.

3.5.
Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stock holder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;

b)	decisions with respect to the management report and the Board of Officers’ accounts;

c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d)	appoint, elect and remove members of the Board of Directors;

e)
approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the  company;

f)	decide on retained profits or the constitution of reserves; and

g)	decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.

5.1.
Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Executive Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

5.2.
Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

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Article 6 - BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.	The positions of chairman of the Board of Directors and of Chief Executive Officer or principal executive of the corporation shall not be held by the same person.

6.2.
The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.

6.3.
In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

6.4.
The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.5.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

6.6.
The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.	It is incumbent on the Board of Directors:

I	to establish the general guidelines of the company;

II.	to elect and remove from office the company’s Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV.
to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX.	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buy-back operations on a non-permanent basis;

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XII.
to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes.

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;

XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI.
to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and

XVII.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of this Board itself or professionals of recognized competence and outstanding knowledge, with  at least one of the members of this Committee being designated a Financial Specialist, having proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.
Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.

7.2.
The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

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7.3.
The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.
The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to receive his/her compensation for the function performed as a member of the latter body.

7.4.
At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

8.1.1.
The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.

8.1.2.
The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

8.1.3.
The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:

I.
prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

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II.	supervise the implementation and operating of the compensation policy for the company’s members of management;

III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI.
examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII.
ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3.921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.
The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

8.5.
At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.

9.1.
The Board of Officers shall comprise 5 (five) to 30 (thirty) members, incorporating the positions of Chief Executive Officer, General Director, Vice President, Executive Officer and Officer in accordance with what is established by the Board of Directors when making appointments to these positions.

9.2.
In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity, by one General Director or by the Vice President appointed by him/her.

9.3.	Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.

9.4.	The officers shall have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

9.5.
A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.

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Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two officers, one of them mandatorily the Chief Executive Officer, General Director, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.7., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.

10.1.	As an exception to the caption sentence, the company may also be represented jointly, (i) by an officer and a proxy, or (ii) by two proxies.

10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates.

10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1.

10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

10.2.
It is incumbent the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.

10.3.	The General Director, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.

Article 11 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

13.1.	before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

13.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

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b)
the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)
the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

13.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting.

Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

14.2.
If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.

15.1.
The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d)	originating from the credits corresponding to interim dividend payments (item 14.1).

15.2.
Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

15.3.
Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

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15.4.
From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

15.5.
The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 of Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).

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